Exhibit 99.1

DarkIris Inc. Announces Pricing of $6 Million Public Offering

HONG KONG, October 8, 2026 /GLOBE NEWSWIRE/ — DarkIris Inc. (Nasdaq: DKI) (the “Company” or “DarkIris”), an innovative technology provider in the digital media and entertainment sector, today announced that it has priced a best-efforts public offering with gross proceeds to the Company expected to be approximately $6 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered.

The offering is comprised of 4,166,666 units (each, a “Unit”), each consisting of (i) one Class A ordinary share of the Company, par value $0.0016 per share (the “Class A Ordinary Shares”), and (ii) one warrant to purchase one Class A Ordinary Share or otherwise receive a greater number of Class A Ordinary Shares pursuant to the zero exercise price option described below (each, a “Warrant”). The public offering price per Unit is $1.44, or in lieu of Units, 4,166,666 pre-funded units (each a “Pre-Funded Unit”), each consisting of (i) one pre-funded warrant to purchase one Class A Ordinary Share (each, a “Pre-Funded Warrant”), and (ii) one Warrant. The public offering price per Pre-funded Unit is $1.4399, which is equal to the public offering price per Unit to be sold in the offering, minus the $0.0001 exercise price per Pre-Funded Warrant. Each of the Warrants will have an exercise price of $2.04 per Class A Ordinary Share and will be immediately exercisable upon issuance and expire six (6) months after the issuance date. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Units in the offering will be decreased on a one-for-one basis. The Warrants may also be exercised on a zero cash exercise option, pursuant to which the holder may exchange each warrant for approximately 12 Class A ordinary shares that are issuable on a cash exercise of the Warrants.

The offering is expected to close on or about October 9, 2026, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the offering for working capital and other general corporate purposes.

Prime Number Capital, LLC is acting as the sole placement agent for the offering.

The Units and Pre-funded Units and underlying securities are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-299200) initially filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 30, 2026, and declared effective by SEC on October 8, 2026, and Form F-1MEF (File No. 333-299359). The offering is being made only by means of a written preliminary prospectus and final prospectus that will form a part of the registration statement. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained, when available, by contacting Prime Number Capital, LLC at 12 E 49 St, Floor 27, New York, NY 10017 or by email at info@pncps.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About DarkIris Inc.

DarkIris Inc. (Nasdaq: DKI) is an innovative, growth-oriented public company focused on AI-driven digital media and content production technologies. Through advanced production capabilities, including its artificial intelligence platform, aideptus.com, the Company aims to provide creators, studios, and developers with generative AI solutions designed to streamline creative workflows and enhance digital content production experiences. For more information, please visit the Company’s website at www.darkiris.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

DarkIris Inc.

Investor Relations Department

Email: dki@darkiris.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com